LRR ENERGY, L.P.

1111 Bagby Street, Suite 4600

Houston, Texas 77002

(713) 292-9510

January 15, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Sirimal R. Mukerjee

Re:                             LRR Energy, L.P. Registration Statement on Form S-3 (File No. 333-185366)

Dear Mr. Mukerjee:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, LRR Energy, L.P. (the “Partnership”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-185366) (the “Registration Statement”).  We respectfully request that the Registration Statement become effective as of 3:00 p.m., Washington, D.C. time, on January 16, 2013, or as soon as practicable thereafter.

The Partnership hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LRR ENERGY, L.P.

By: LRE GP, LLC, its general partner

By:	/s/	Jaime R. Casas
Jaime R. Casas
Vice President, Chief Financial Officer and
Secretary

cc:   Eric Mullins, Co-Chief Executive Officer and Chairman

Charles W. Adcock, Co-Chief Executive Officer

Gislar Donnenberg, Andrews Kurth LLP

Jon W. Daly, Andrews Kurth LLP